Ceasing Control of Credit Suisse Global Small Cap Advisor

As of October 31, 2008, First Union National Bank Cust FBO Various Retirement Plans ("Shareholder") owned 6,412.409 shares of the Fund, which represented 36.53 % of the Fund. As of April 30, 2009,
Shareholder owned 0 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.